FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Extraordinary report, dated June 26, 2019, announcing the voting results of the 95th General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: June 27, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

Extraordinary Report

(June 26, 2019)

(TRANSLATION)

Nippon Steel Corporation.

Tokyo, Japan

Editor’s notes:

1.	Please note that the official text of this document has been prepared in Japanese. The information herein stated is provided only for reference purposes. The company is not responsible for the accuracy of the information. To the extent there is any discrepancy between the English translation and original Japanese version, please refer to the Japanese version.

2.

On June 26, 2019, the company filed its Extraordinary Report (Rinji Houkokusho) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Company’s shareholders’ voting results for the proposals voted upon at the 95th General Meeting of Shareholders ..

1.	Reason for submitting the Extraordinary Report

As the matters to be voted upon were resolved at the 95th General Meeting of Shareholders dated June 25, 2019, we hereby submit this Extraordinary Report in accordance with the Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

2.	Contents

(1)	Date of the General Meeting of Shareholders (“the Meeting”)

June 25, 2019

(2)	Contents of Matters to be Voted upon

Proposal No.1: Appropriation of Surplus for the 94th term (from April 1, 2018 to March 31, 2019)

Proposal No.2: Election of Thirteen (13) Directors

 To elect the following persons as Directors:

 Kosei Shindo, Eiji Hashimoto, Shinji Tanimoto, Shinichi Nakamura, Akihiko

 Inoue, Katsuhiro Miyamoto, Akio Migita, Shin Nishiura, Atsushi Iijima,

 Yutaka Andoh, Mutsutake Otsuka, Ichiro Fujisaki and Noriko Iki

Proposal No.3: Election of Two (2) Audit & Supervisory Board Members

 To elect the following persons as Audit & Supervisory Board Members:

 Masato Matsuno and Hiroshi Yoshikawa

(3)	The number of voting rights concerning the indication of “For”, “Against” or “Abstain” as to matters to be voted upon, requirements for the approval and results.

Matters to be voted upon	For	Against	Abstention	Results (Ratio of affirmative votes)
Proposal No.1:	6,996,458	10,651	124	Approved (98.19%)
Proposal No.2:
Kosei Shindo	6,828,010	172,605	6,843	Approved (95.83%)
Eiji Hashimoto	6,871,303	127,100	9,054	Approved (96.43%)
Shinji Tanimoto	6,909,247	89,768	8,444	Approved (96.97%)
Shinichi Nakamura	6,909,801	89,214	8,444	Approved (96.98%)
Akihiko Inoue	6,904,258	94,757	8,444	Approved (96.90%)
Katsuhiro Miyamoto	6,909,646	89,369	8,444	Approved (96.97%)
Akio Migita	6,902,573	96,442	8,444	Approved (96.87%)
Shin Nishiura	6,907,622	91,393	8,444	Approved (96.94%)
Atsushi Iijima	6,908,136	90,879	8,444	Approved (96.95%)
Yutaka Andoh	6,907,940	91,075	8,444	Approved (96.95%)
Mutsutake Otsuka	6,975,811	18,916	12,738	Approved (97.90%)
Ichiro Fujisaki	6,978,260	16,467	12,738	Approved (97.94%)
Noriko Iki	6,991,891	15,450	124	Approved (98.13%)
Proposal No.3:
Masato Matsuno	6,979,870	27,094	124	Approved (97.96%)
Hiroshi Yoshikawa	6,964,615	42,351	124	Approved (97.75%)

Note 1 The number of voting rights concerning the indication of “for”, “against” or “abstain” is calculated by adding the number of the voting rights exercised by mail or via the internet prior to the Meeting (“votes exercised prior to the Meeting”) to the number of the voting rights which were exercised by shareholders who attended the Meeting and whose indication “for,” “against” or “abstain” of the respective proposals could be confirmed (i.e., they must be exercised by a proxy of shareholder who has submitted the power of attorney or confirmed by a notice of acting representative submitted from an institutional shareholder).

Note 2 Requirements for the approval

The approval of the proposal No.1 requires a majority of the voting rights held by the shareholders present (including the votes exercised prior to the Meeting) voting “for” the proposal.

The approval of the proposal No.2 and No.3 requires (i) attendance of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights and (ii) a majority of the voting rights held by the shareholders present voting “for” the proposal.

Note 3 The ratio of affirmative votes was calculated by aggregating the number of votes exercised prior to the Meeting and the number of voting rights held by all shareholders present at the Meeting as the denominator. In addition, the number of the voting rights concerning the indication of “for”, “against” or “abstain” as to matters to be voted upon is different by proposals due to the different number of the invalid ballot etc.

(4)	Reason for not adding a portion of the voting rights held by the shareholders present at the Meeting to the number of voting rights concerning the above (3)

The requirements for the approval of the proposals proved to be met as a result of aggregating the number of votes exercised prior to the Meeting, as well as the results of the exercise of voting rights of shareholders who attended the meeting and whose indication of “for”, “against” or “abstain” were confirmed at the time of voting. Therefore, the results of the exercise of voting rights except those indicated in the above Note 1 are not added to the number of the voting rights concerning the above (3).